CINCaP Investment Group, LLC

Statement of Financial Condition as of December 31, 2025.

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

CINCaP Investment Group, LLC

Contents
December 31, 2025



<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Member of
CINCaP Investment Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CINCaP Investment Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CINCaP Investment Group, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CINCaP Investment Group, LLC's management. Our responsibility is to express an opinion on CINCaP Investment Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CINCaP Investment Group, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as CINCaP Investment Group, LLC's auditor since 2025.

Knoxville, Tennessee
February 26, 2026

<p style="text-align:center">Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*</p>

CINCaP Investment Group, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	15,400
Deposits with clearing broker and others		106,000
Receivables from employees and others		1,500
Securities owned, at fair value		19,020,626
Other assets		187,025
Goodwill		125,000
Total assets	$	19,455,551

Liabilities and member's equity

Payable to clearing broker	$	15,059,591
Bank line of credit		406,000
Securities sold not yet purchased		1,010,611
Accounts payable, accrued expenses, and other liabilities		359,557
Total liabilities		16,835,759
Member's equity:		2,619,792
Total member's equity		2,619,792
Total liability and member's equity	$	19,455,551

See notes to financial statement.

CINCaP Investment Group, LLC
Notes to Financial Statement
December 31, 2025

1. **Corporate Structure**

CINCaP Investment Group, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was originally organized as a subchapter S Corporation established on September 7, 2001 in the State of Illinois and operated under the name of JK Securities, Inc.

On November 23, 2020, the Company's parent, Mt. Lookout Capital Holdings, LLC, acquired all the common stock of JK Securities, Inc. The acquisition resulted in the Company converting to a Subchapter C Corporation. On September 30, 2021 the Company converted to a limited liability company (LLC) registering as an Ohio domestic entity while withdrawing from Illinois.

The Company received approval from FINRA to commence operations on November 23, 2020 and began its trading operations January 4, 2021. On January 27, 2021 FINRA approved additional business lines for the Company. In its capacity as a broker-dealer, the Company executes principal transactions and agency transactions. The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The majority of the Company's business underwriting includes municipalities and school district bonds in the Midwest.

2. **Summary of Significant Accounting Policies**

The following accounting policies of the Company are set forth to facilitate the understanding of data presented in the Financial Statement. The accompanying financial statement are presented in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk.

Deposits with Clearing Organization and Others — Deposits with clearing organization consist of restricted cash collateral totaling $100,000 that allows the Company to use the clearing organization's services, which include: comparison, clearance and settlement of security

transactions service. In addition, good faith deposits are funds that are transferred to a bank escrow account when the Company is the manager of the underwriting. Funds are returned when the job settles, which is typically within 30 days.

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at cost on trade-date when purchased and subsequently recorded at fair value. The Company clears certain of its proprietary and customer transactions through it's clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Taxes — As a LLC, income tax expense is paid by the member of the Company. As such, the Company does not record income tax expense or related accruals.

The Company also applies the guidance under ASC Topic 740, Income Taxes ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open (2022 - 2025). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2025.

Goodwill — Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors.

Revenue Recognition — Revenue from contracts with customers includes commission income and fees from underwriting. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. **REGULATORY REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2025, the Company's net capital of $1,640,408 exceeded its required minimum net capital of $100,000 by $1,540,408. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2025 was 0.6064 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the

proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

The Company does not carry the accounts of its customers and, accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

4. RELATED-PARTY TRANSACTIONS

Accrued commissions to brokers totaled $266,289 as of December 31, 2025 and are included in accounts payable, accrued expenses, and other liabilities section of the Statement of Financial Condition.

Mt. Lookout Capital Holdings, LLC has certain preferred return obligations that are funded through monthly distributions from the Company. These distributions totaled $305,943 for 2025 and are included in distributions on the statement of member's equity. The December payment was unpaid at December 31, 2025 but accrued for in accounts payable on the balance sheet.

The Company has a shared services agreement with an affiliate resulting in a receivable $1,500 as of December 31, 2025, which is included in Receivables from employees and others in the Statement of Financial Condition.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company is exposed to market risk on these long positions as a result of decreases in market value of long positions. These securities positions are marked to market daily.

In addition, the Company may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statement at fair values of the related securities. The Company held $1,010,611 securities sold, not yet purchased at December 31, 2025, which is included in the liabilities and member's equity section of the Statement of Financial Condition.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the

risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. The margin account balance held by customers at the clearing broker as of December 31, 2025 was $100,919. There is no liability recorded as it is not probable that the Company will have to pay, nor could the amount be estimated.

The Company has signed agreements to be a partner on syndicate underwritings, which are being managed by other firms. Some of the syndicates have passed the trade date at year end, but not the settlement date. The Company is obligated to sell a portion of the bonds being offered by the syndicate. As of December 31, 2025, those bond obligations totaled $31,656. The bonds will become part of the Company's inventory and will be sold at market value.

6. **FAIR VALUE MEASUREMENTS**

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and mutual funds.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage-backed securities.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2025 or during the year then ended.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	Level 1	Level 2	Level 3	Total Fair Value
Securities owned:				
Municipal bonds	$ -	$ 18,224,640	$ -	$ 18,224,640
Corporate bonds	-	-	-	-
Government bonds	795,986	-	-	795,986
Totals	$ 795,986	$ 18,224,640	$ -	$ 19,020,626
Securities sold, not yet purchased:				
Corporate bonds	$ -	$ -	$ -	$ -
Government bonds	1,010,611	-	-	1,010,611
Totals	$ 1,010,611	$ -	$ -	$ 1,010,611

7. LEASES

The Company has two operating leases under the scope of ASC 842, but are immaterial to capitalize in the current year. Future payments for 2026 total $13,407 and totals $1,708 for years 2027 through 2028.

8. BANK LINE OF CREDIT

The Company has entered into a $800,000 bank of line of credit at an interest rate of 6.75% as of December 31, 2025. $406,000 is the loan balance as of December 31, 2025 with $394,000 unused at that time. The line of credit is personally guaranteed by certain members of the Company's Parent. Maturity date is June 6, 2026.

9. **INDEMNIFICATIONS**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. **COMMITMENTS AND CONTINGENCIES**

The industry is sometimes exposed to litigation and/or arbitration arising out of the normal course of business, however, the Company has not been exposed to any such instances. The Company is also subject to regulatory examinations. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Management is not aware of any commitments or contingencies that require recognition of disclosure not addressed in footnotes.

12. **EMPLOYEE BENEFITS**

The Company offers a 401(k) plan to eligible employees with no Company matching at this time.

13. **SUBSEQUENT EVENTS**

We have evaluated subsequent events through February 26, 2026, the date the financial statement were available for issuance, to determine if either recognition or disclosure of significant events or transactions was required. There were no transactions requiring adjustments or disclosures to the financial statement.

14. **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment banking. The Company has identified its Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.